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                                   EXHIBIT 4B

           Vista Bancorp, Inc. Board of Directors Stock Purchase Plan, as amended and restated on April 23, 1997



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                               VISTA BANCORP, INC.
                          DIRECTOR STOCK PURCHASE PLAN


ARTICLE I - PURPOSE

         Vista Bancorp, Inc. Director Stock Purchase Plan is intended to provide a simple and convenient method for members of the Board of Directors of Vista Bancorp, Inc. and its subsidiaries to purchase shares of the Corporation in lieu of receiving cash compensation for their services, as members of such Board, to the Corporation or any subsidiary corporation.


ARTICLE II - DEFINITIONS

2.01     Board

         "Board" shall mean the Board of Directors of Vista Bancorp, Inc.

2.02     Committee

         "Committee" shall mean the members of the Executive Committee of the Corporation.

2.03     Common Stock

         "Common Stock" shall mean the Common Stock, par value $.50 per share, of Vista Bancorp, Inc.

2.04     Corporation

         "Corporation" shall mean Vista Bancorp, Inc., a New Jersey corporation, and its Subsidiary Corporations.

2.05     Director

         "Director" shall mean any person who is sits on the Board of Directors of the Corporation and any subsidiary corporation.

2.06     Subsidiary Corporation

         "Subsidiary Corporation" shall mean any present or future corporation that (I) is a "subsidiary corporation" of Vista Bancorp, Inc. as that term is defined in ss.424 of the Code and (ii) is designated as a participant in the Plan by the Committee at the effective date or subsequently.


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ARTICLE III - TERMS AND CONDITIONS

3.01     Initial Eligibility

         All Directors of the Corporation are eligible to participate in the Plan.

3.02     Commencement of Participation

         The election to receive shares of Common Stock of the Corporation pursuant to the Plan in lieu of a cash compensation must be made by the Director by completing an authorization enrollment form provided by the Corporation. prior to the date such compensation is to be paid by the Corporation or a subsidiary corporation.

3.03     Number of Shares Issued

         Each member of the Board may elect to receive his entire compensation as a Director in the form of Common Stock of the Corporation. The number of shares which may be purchased by such electing Director shall be determined by computing a quotient, the numerator of which is the compensation payable to the electing Director for services rendered to the Corporation or a subsidiary corporation and the denominator of which is the closing NASDAQ bid price ("Plan Price Per Share") on the last business day of the second week in February, May, August and November of each year, or, if there is no reported trade on such day, then on the most recent day preceding such day (the "Price Date").

         If the Plan Price Per Share is below the book value per share as of the last day of January, April, July and October preceding the respective Price Date, then there will be no purchases of the shares of the Common Stock pursuant to the Plan.

         Each Director's shareholder account will be credited with the number of whole shares equal to the total amount of his compensation. Fractional shares will not be issued pursuant to the Plan, but each electing Director shall at their election, receive the remaining fractional portion of the compensation payment in the form of cash or check from the Corporation, or such remaining fractional portion may be held on account and applied thereafter to purchase shares pursuant to the Plan.

3.04     Rights as a Shareholder

         The Director shall have no rights as a shareholder with respect to any shares covered by his election until the date on which the Corporation records the transfer of stock pursuant to the Plan.




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3.05     Withdrawal

         A Director may withdraw from the Plan by giving written notice to the Corporation. Any fractional balance held on account shall be paid to him promptly after receipt of his notice of withdrawal.

3.06     Stock Certificates

         The Corporation shall not be obligated to issue certificates with respect to shares acquired pursuant to the Plan. The Corporation shall promptly record all acquisitions of stock pursuant to the Plan on each shareholder account and shall provide the Director with appropriate documentation of such purchase. However, if the Director withdrawals from the Plan, he can request the issuance of a certificate for the shares issued through the Plan.

3.07     Rules Governing the Committee

         The Plan shall be administered by the Executive Committee of Vista Bancorp, Inc. The Committee shall select one of its members as Chairman, and shall hold meetings at such times and places as it may determine. A majority of the Committee at which a quorum is present, or acts reduced to or approved in writing by a majority of the members of the Committee, shall be the valid acts of the Committee.

         The interpretation and construction by the Committee of any provisions of the Plan or of any Option granted under it shall be final unless otherwise determined by the Board of Directors. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted under it.

3.08     Indemnification of Committee

         In addition to such other right of indemnification as they may have as members of the Committee, the members of the Committee shall be indemnified by the Corporation against reasonable expenses, including attorneys' fees actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therefrom, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Option granted thereunder, and against all amounts paid by then in settlement thereof or paid by them in satisfaction of a judgement in any such action, suite or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee member is liable for gross negligence or misconduct in the performance of his duties.

3.09     Amendment and Termination

         The Board shall have complete power and authority to terminate, amend or suspend the Plan at any time without any requirement of shareholder approval if the Board determines that such

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termination, amendment or suspension in the best interest of the shareholders.
The Plan shall not be amended more than once annually, other than to conform with changes in the Code or the rules thereunder.

3.10     Application of Funds

         The proceeds received by the Corporation from the sale of common stock pursuant to the Plan will be used for general purposes.



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